                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1)1

                                 WHX CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    929248409
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              Steven Wolosky, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                 (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  June 20, 2003
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the
following box                                                               /  /

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

--------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

-------------------------                              -------------------------
CUSIP No. 929248409                13D                      Page 2 of 10 pages
-------------------------                              -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  Ronald LaBow
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    15,000(a)
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                374,246(b)
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                15,000(a)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                374,246(b)
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     389,246(c)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     6.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

(a)  Represents options to purchase Common Stock exercisable within 60 days.
(b)  Includes  options held by WPN Corp.  to purchase  333,333  shares of Common
     Stock exercisable within 60 days.
(c)  Includes  options held by WPN Corp.  to purchase  333,333  shares of Common
     Stock, and options held by Ronald LaBow to purchase 15,000 shares of Common
     Stock, both of which are exercisable within 60 days.

-------------------------                              -------------------------
CUSIP No. 929248409                13D                      Page 3 of 10 pages
-------------------------                              -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      Stewart E. Tabin
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    71,663(a)
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                374,246(b)
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                71,663(a)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                374,246(b)
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     445,909(c)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     7.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

(a)  Represents options to purchase Common Stock exercisable within 60 days.
(b)  Includes  options held by WPN Corp.  to purchase  333,333  shares of Common
     Stock exercisable within 60 days.
(c)  Includes  options held by WPN Corp.  to purchase  333,333  shares of Common
     Stock,  and options held by Stewart E. Tabin to  purchase 71,663 shares  of
     Common Stock, both of which are exercisable within 60 days.

..

-------------------------                              -------------------------
CUSIP No. 929248409                13D                      Page 4 of 10 pages
-------------------------                              -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      Neale X. Trangucci
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    71,664(a)
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                374,246(b)
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                71,664(a)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                374,246(b)
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     445,910(c)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     7.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

(a)  Represents options to purchase Common Stock exercisable within 60 days.
(b)  Includes  options held by WPN Corp.  to purchase  333,333  shares of Common
     Stock exercisable within 60 days.
(c)  Includes  options held by WPN Corp.  to purchase  333,333  shares of Common
     Stock,  and options held by Neale X. Trangucci to purchase 71,664 shares of
     Common Stock, both of which are exercisable within 60 days.

-------------------------                              -------------------------
CUSIP No. 929248409                13D                      Page 5 of 10 pages
-------------------------                              -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      WPN Corp.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF, WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     New York
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    374,246(a)
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                374,246(a)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     374,246(a)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     6.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

(a)  Represents options to purchase Common Stock exercisable within 60 days.

-------------------------                              -------------------------
CUSIP No. 929248409                13D                      Page 6 of 10 pages
-------------------------                              -------------------------

            The following  constitutes  Amendment  No. 1 ("Amendment  No. 1") to
Schedule  13D, as amended to date,  filed by WPN Corp.,  a New York  corporation
("WPN"),  Ronald  LaBow,  Stewart  E.  Tabin and Neale X.  Trangucci.  Except as
specifically  amended  by this  Amendment  No. 1, the  Schedule  13D as filed on
December  17, 1997 (the  "Original  Schedule  13D"),  is still in full force and effect.  Capitalized  terms not otherwise defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

1. Item 3 is  hereby  amended  by  adding  the  following  paragraph  to the end thereof:

On June 20, 2003,  Ronald LaBow,  Stewart E. Tabin and Neale X.  Trangucci  were each  granted  45,000  options to purchase  the Issuer's  Common  Stock;  15,000 options are exercisable immediately,  15,000 options are exercisable on June 20,
2004 and 15,000  options are  exercisable  on June 20, 2005.  Each option may be exercised at a price of $2.48 per share.

2.  Item 5 is  hereby  amended  by  deleting  Items  5(a),  (b) and (c) in their entirety and replacing them with the following:

Item 5. INTEREST IN SECURITIES OF THE COMPANY.
        -------------------------------------

            (a) The aggregate  percentage of shares of Common Stock  reported to be owned by the Reporting Persons is based upon 5,405,856 shares of Common Stock outstanding,  which is the total number of shares of Common Stock outstanding as of June 20, 2003. As of the close of business on June 20, 2003, WPN beneficially owns  374,246  shares of Common  Stock,  including  options to purchase  333,333 shares of Common Stock exercisable  within 60 days,  constituting  approximately
6.5% of the shares outstanding. In addition, each of Messrs. Tabin and Trangucci own options to purchase 71,663 and 71,664 shares of Common Stock,  respectively, exercisable  within 60 days.  Mr.  LaBow  additionally  owns options to purchase
15,000  shares of  Common  Stock  exercisable  within 60 days.  Mr.  LaBow,  the
Issuer's Chairman,  controls WPN. Consequently Mr. LaBow may be deemed to be the beneficial  owner of all of the shares of Common Stock owned and options held by
WPN,  constituting  beneficial ownership of 6.8%. Mr. LaBow disclaims beneficial ownership  of the options to purchase a total of 133,332  shares of Common Stock held by WPN as  nominee  for  Messers.  Tabin  and  Trangucci,  all of which are exercisable within 60 days hereof. Messers. Tabin and Trangucci are officers and directors  of WPN and may be deemed to have  beneficial  ownership of all of the shares  of  Common  Stock  and  options  held  by WPN,  constituting  beneficial ownership of 7.7%. Messers. Tabin and Trangucci disclaim beneficial ownership of all shares of Common Stock owned and options held by WPN,  except for options to purchase such 133,332 shares of Common Stock held by WPN as nominee for Messers.
Tabin and Trangucci.

-------------------------                              -------------------------
CUSIP No. 929248409                13D                      Page 7 of 10 pages
-------------------------                              -------------------------

            (b) Each of the Reporting Persons has sole power to vote and dispose of the shares and options it holds directly,  and all Reporting  Persons,  other than WPN, have shared power with respect to the shares and options held by WPN.

            (c) Schedule A annexed hereto lists all transactions in the Issuer's
Common  Stock  in the  last  sixty  days by the  Reporting  Persons.  Except  as described  herein,  neither  the  Reporting  Persons  nor any  persons  named in response to paragraph  (a) of this Item 5 has affected any  transactions  in the shares of Common Stock during the past 60 days.

Item 7.  MATERIALS TO BE FILED AS EXHIBITS.
         ---------------------------------

         1. Joint Filing Agreement.

-------------------------                              -------------------------
CUSIP No. 929248409                13D                      Page 8 of 10 pages
-------------------------                              -------------------------

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.

Dated:      June 27, 2003

                                                 /s/ RONALD LABOW
                                                 -------------------------------
                                                 RONALD LABOW

                                                 /s/ STEWART E. TABIN
                                                 -------------------------------
                                                 STEWART E. TABIN

                                                 /s/ NEALE X. TRANGUCCI
                                                 -------------------------------
                                                 NEALE X. TRANGUCCI

                                                 WPN CORP.

                                                 By: /s/ RONALD LABOW
                                                    ----------------------------
                                                    RONALD LABOW
                                                    PRESIDENT

-------------------------                              -------------------------
CUSIP No. 929248409                13D                      Page 9 of 10 pages
-------------------------                              -------------------------

                             JOINT FILING AGREEMENT

            In accordance  with Rule 13d-1(k) under the Securities  Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of Amendment No.1 to Schedule 13D dated June 27, 2003 (including any  amendments  thereto)  with respect to the Common Stock of WHX  Corporation.
This Joint Filing  Agreement  shall be filed as an Exhibit to such Amendment
No. 1.

Dated:       June 27, 2003                     /s/ RONALD LABOW
                                               ---------------------------------
                                                RONALD LABOW

                                               /s/ STEWART E. TABIN
                                               ---------------------------------
                                               STEWART E. TABIN

                                              /s/ NEALE X. TRANGUCCI
                                              ----------------------------------
                                              NEALE X. TRANGUCCI

                                             WPN CORP.

                                             By: /s/ RONALD LABOW
                                                --------------------------------
                                                RONALD LABOW
                                                PRESIDENT

-------------------------                              -------------------------
CUSIP No. 929248409                13D                      Page 10 of 10 pages
-------------------------                              -------------------------

                                   SCHEDULE A
              TRANSACTIONS ON COMMON STOCK DURING THE PAST 60 DAYS

--------------------------------------------------------------------------------
    Common Stock                  Exercise Price Per               Grant
    Option Grant                      Share ($)                    Date
--------------------------------------------------------------------------------
                                   Ronald LaBow
--------------------------------------------------------------------------------
    45,000(a)                          $2.48                      06/20/03
--------------------------------------------------------------------------------
                                  Stewart E. Tabin
--------------------------------------------------------------------------------
    45,000(a)                          $2.48                      06/20/03
--------------------------------------------------------------------------------
                                 Neale X. Trangucci
--------------------------------------------------------------------------------
    45,000(a)                          $2.48                      06/20/03
--------------------------------------------------------------------------------

(a) 15,000 options are exercisable  immediately,  15,000 options are exercisable on June 20, 2004 and 15,000 options are exercisable on June 20, 2005.

--------------------------------------------------------------------------------
 Expiration of Common              Exercise Price Per             Expiration
Stock Options Grant(b)                 Share ($)                     Date
--------------------------------------------------------------------------------
                                   Stewart E. Tabin
--------------------------------------------------------------------------------
      66,666                           $32.625                      04/29/03
--------------------------------------------------------------------------------
       8,333                           $29.625                      04/30/03
--------------------------------------------------------------------------------
                                   Neale X. Trangucci
--------------------------------------------------------------------------------
      66,666                           $32.625                      04/29/03
--------------------------------------------------------------------------------
       8,333                           $29.625                      04/30/03
--------------------------------------------------------------------------------
                                      WPN. Corp.
--------------------------------------------------------------------------------
     194,166                           $32.625                      04/29/03
--------------------------------------------------------------------------------
(b) All options expired under the terms of the original grants.